UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(f) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER


                         FOUNTAIN PHARMACEUTICALS, INC.
                         ------------------------------
                          (Exact name of registrant as
                       specified in its corporate charter)


                                     0-18399
                                     -------
                               Commission File No.


        Delaware                                                 62-1386759
-------------------------                                    -----------------
(State of Incorporation)                                       (IRS Employer
                                                             Identification No.)


                               2040 Calumet Street
                            Clearwater, Florida 33765
                            -------------------------
                    (Address of principal executive offices)


                                 (727) 446-6882
                                 --------------
                           (Issuer's telephone number)

                         FOUNTAIN PHARMACEUTICALS, INC.

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

         This Information Statement is being delivered on or about January 17, 2002 to the holders of shares of Class A common stock, par value $0.001 (the "Common Stock") of Fountain Pharmaceuticals, Inc., a Delaware corporation (the "Company"), as of January 10, 2002. You are receiving this Information Statement in connection with the possible election of one person designated by the majority of the Company's stockholders to fill all of the seats on the Company's Board of Directors (the "Board").

         On December 31, 2001 Park Street Acquisition Corporation ("Park Street"), a Florida corporation, acquired 2,000,000 shares of Class A Convertible Preferred Stock ("Preferred Stock") of Fountain Pharmaceuticals, Inc. (the "Company") from Fountain Holdings LLC ("Holdings") and all Common Stock Purchase Warrants (the "Warrants") in the name of Holdings to purchase shares of the Company's Class A Common Stock. The Preferred Stock converts into 1,264,151 shares of Class A Common Stock. The aggregate purchase price paid to Holdings was Twenty Thousand ($20,000) Dollars ("Purchase Price"), allocated $8,000 towards the purchase of the Preferred Stock and $12,000 towards the purchase of the Warrants. Simultaneously with the closing, Park Street and the Company agreed to retire the Warrants.

         Joseph S. Schuchert, Jr. ("Schuchert"), the principal shareholder of Holdings, in consideration of the Purchase Price, released and discharged the Company from its obligations due to him and Fountain Holdings LLC pursuant to a Credit Agreement dated as of December 31, 1998, and from any other debts or obligations owing Schuchert by the Company. As of December 29, 2001 the Company owed Schuchert approximately $1,454,733 of principal and interest.

         Simultaneously with the transactions described above, Park Street acquired directly from the Company 3,500,000 shares of the Company's Class A Common Stock and 100,000 shares of the Company's Class B Common Stock for an aggregate purchase price of $180,000. The proceeds of this transaction were utilized by the Company to retire all of its remaining liabilities. As a result of the foregoing, Park Street became the "control person" of the Company as that term is defined in the Securities Act of 1933, as amended.

         In connection with these transactions, the Board of Directors of the Company nominated Brendon K. Rennert to the Board of Directors and all former officers and directors delivered their letters of resignation to the Company. Mr. Rennert was named CEO, President and Secretary of the Company. These appointments are subject to compliance with the notice requirements of Rule 14f-1 under the Securities Act of 1934 ("Rule 14f-1"). Mr. Schuchert has agreed to remain as the Company's sole director until the company has complied with Rule 14f-1.

         The Board of Directors nominated Brendon K. Rennert as the sole director of the Company. Mr. Rennert will not take office until at least ten
(10) days after this Information Statement is mailed or delivered to the Company's shareholders of record in compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company

         On January 10, 2002, there were 5,875,796 shares of the Company's Class A common stock issued and outstanding. Each share of Class A common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of January 10, 2002, certain information with respect to the Company's equity securities owned of record or beneficially by
(i) each Officer and Director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all Directors and Executive Officers as a group.

Nature of                     Name and Address of                         Amount and
Title of Class                Beneficial Owner (1)                    Beneficial Ownership
--------------               ----------------------                   ----------------------
Class A Common Stock        Park Street Acquisition Corporation(3)       4,764,151(2)
                            P.O. Box 530246
                            St. Petersburg, FL  33747

Class A Common Stock        Brendon K. Rennert(3)                        4,764,151(2)
                            P.O. Box 530246
                            St. Petersburg, FL  33747

Class A Common Stock        All Officers and Directors as a
                              Group (1 person)                           4,764,151(2)
------------

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power.
(2) Includes 1,264,151 shares which are issuable upon the conversion of 2,000,000 shares of Class A Preferred Stock owned by Park Street Acquisition Corporation.

(3) Park Street Acquisition Corporation, a Florida company, owns the securities of Fountain Pharmaceuticals, Inc. Mr. Rennert is deemed beneficial owner of these shares. Mr. Rennert is the sole officer and director of Park Street Acquisition Corporation. Mr. Rennert is also the sole officer of Fountain Pharmaceuticals, Inc., and has also been nominated a director.

Changes  in  Control

         On December 31, 2001, Park Street Acquisition Corporation, a Florida corporation, acquired 3,500,000 shares of the Company's Class A common stock, 100,000 shares of Class B common stock directly from the Company. Simultaneously, Park Street acquired 2,000,000 shares of Class A Preferred Stock from Fountain Holdings, LLC. As a result of these transactions, Park Street became the "control person" of Fountain Pharmaceuticals as that term is defined in the Securities Act of 1933, as amended. Simultaneously with these transactions, the Board of Directors of Fountain Pharmaceuticals appointed Brendon K. Rennert President, Secretary and Treasurer of Fountain and nominated him to be the sole director of the Company subject to Rule 14f-1 of the Securities Exchange Act of 1934, as amended.

         Prior to the sale, the Company had 2,375,795 shares of common stock outstanding.

DIRECTORS AND EXECUTIVE OFFICERS

Legal Proceedings

         The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Directors and Executive Officers

         The following table sets forth the names and ages of the current and incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company. The executive officers of the Company are elected annually by the Board of Directors. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors. Unless described below, there are no family relationships among any of the directors and officers.

Name                       Age           Position(s)
----                       ---           -----------
Brendon K. Rennert         33            Director, CEO, President, and Secretary

         Mr. Rennert was appointed CEO, President and Secretary of Fountain Pharmaceuticals, Inc. ("Fountain") on December 31, 2001. Mr. Rennert will become the sole director of Fountain ten days after the mailing of this Information Statement. From December 2001 until present Mr. Rennert also serves as President, sole director and sole shareholder of Park Street Acquisition Corporation, a private Florida Corporation. From October 2001 until present

Mr. Rennert also serves as Senior Account Executive for Qwest Communications International, Inc., an internet broadband telecommunications company with offices in Tampa, Florida. From January 1998 until December 1998 Mr. Rennert served as President, Secretary, Treasurer and director of Ybor City Shuttle Service, Inc. a public company based in Tampa, Florida. From 1998 until present Mr. Rennert also serves as President, Secretary, Treasurer and sole director of BKR Investments, Inc. a Florida Corporation which provides independent financial consulting for public and private companies. Mr. Rennert previously served as Vice President of Finance and Director of Operations for Bielski Management, Inc. a New York corporation, operating a multi-million dollar taxicab company operating in New York City, primarily in Manhattan, from January 1995 until November 1997. Bielski Management owns and operates a fleet of over one hundred taxis. From May 1991 to January 1995, Mr. Rennert served as Marketing Director for Lintronics Technologies, Inc. of Tampa, Florida, a research and development company specializing in medical devices. Mr. Rennert is a graduate of the State University College of New York at Fredonia with a BS degree in Business Administration.

Certain Relationships and Related Transactions

         As of December 31, 1998, the Company entered into a credit arrangement with Mr. Schuchert. The Credit Agreement provided for a secured line of credit of up to $1,500,000, the principal and unpaid interest of which were due on the earlier of December 31, 2000, 180 days from written demand of the lender or upon an event of default under the agreement. On June 21, 2001, Mr. Schuchert called the secured line of credit. Under the terms of the warrant granted to Mr. Schuchert in connection with the Credit Agreement, Mr. Schuchert was entitled to purchase 1.6 shares of Common Stock for each dollar advanced under the facility at a purchase price of $.65 per share with an expiration date of December 31, 2003. As of December 29, 2001, Mr. Schuchert was entitled to purchase an aggregate of 2,993,595 shares of Common Stock upon the exercise of such warrant. The warrant was purchased by Park Street Acquisition Corporation from Mr. Schuchert for $12,000. Simultaneously therewith the Company and Park Street agreed to retire the warrants.

         On July 17, 1997, the Company completed the sale of 2,000,000 shares of Series A Convertible Preferred Stock in a private transaction. The Preferred Stock was sold for $2.5 million in a private transaction to Fountain Holdings, LLC, a Wyoming limited liability company controlled by Mr. Joseph S. Schuchert, Jr. Mr. Schuchert joined the Company's Board of Directors in connection with this transaction. The Preferred Stock was sold pursuant to the terms of a Stock Purchase and Subscription Agreement dated July 11, 1997 (the Stock Purchase Agreement).

         Under the terms of the Stock Purchase Agreement, the holders of the Preferred Stock may convert their Preferred Stock into shares of the Company's Common Stock and Class B Common Stock, representing one-half of the approximately 50,656,149 (pre-split) issued and outstanding shares of stock as of July 17, 1997 (which included for that purpose 3,050,000 (pre-split) shares reserved for issuance pursuant to certain outstanding Common Stock purchase warrants). On a post-split basis, the Preferred Stock is currently convertible into 1,264,151 shares of Common Stock and 2,252 shares of Class B Common Stock.

The conversion rate of the Preferred Stock is adjustable for certain events such as a reclassification, reorganization, combination and stock-split.
On December 31, 2001 all 2,000,000 shares of Preferred Stock were acquired by Park Street for an aggregate purchase price of $8,000.

         During fiscal years ended September 30, 2000 and 2001, Mr. Schuchert made advances to the Company as an additional unsecured loan. As of December 29, 2001, the outstanding principal balance of this unsecured loan was $1,254,571 plus estimated accrued interest of $230,000 as of December 29, 2001. In connection with the acquisitions by Park Street, Mr. Schuchert released and discharged the Company from its obligations due him and Fountain Holdings pursuant to the Credit Agreement dated as of December 31, 1998, and from any other debt or obligation owing Schuchert or Fountain Holdings by the Company.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

         Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

         To the Company's knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under
Section 16(a).

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors

         We currently do not pay any cash salaries to any officers or directors.

Summary Compensation Table

         The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal years ended
December 31, 1999, 2000 and 2001. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

                                                SUMMARY COMPENSATION TABLE
===================================================================================================================
                                                                                                  Long Term
                                    Annual Compensation                                          Compensation
------------------------------------------ ------------------- ------------- -------------- -----------------------
                                                Fiscal Year
                                                   Ended
Name and Principal Position                    September 30      Salary ($)     Bonus ($)       Options/SARS (#)
------------------------------------------ ------------------- ------------- -------------- -----------------------
Gerald T. Simmons(1)                              2001           $ 19,630         -0-               -0-
Former Chief Executive Officer and                2000           $ 77,782         -0-               4,636(5)
President                                         1999           $104,500       $5,000            344,744(5)

Christopher J. Whitaker(2)                        2001           $100,000         -0-                -0-
Former Interim Chief Executive Officer and Vice   2000           $124,442         -0-                -0-
President of Operations                           1999           $110,962       $25,000           37,500(6)


Francis J. Werner(3)                              2001           $97,750          -0-                -0-
Interim Chief Executive & Financial Officer and   2000           $97,991          -0-                -0-
Director of Finance and Administration            1999           $86,912          -0-                -0-

John C. Walsh(4)                                  2001             -0-            -0-                -0-
Director, Former Chairman, Chief                  2000             -0-            -0-                -0-
Executive Officer and President                   1999           $130,962         -0-             24,000(7)
========================================== =================== ============= ============== =======================

(1) Mr. Simmons resigned from his position as Chief Executive Officer and President on November 30, 2000. Mr. Simmons did not receive a severance arrangement. See Employment Arrangements and Change of Control.

(2) Mr. Whitaker was hired on March 30, 1998 as Director of Marketing. On August 3, 1998, Mr. Whitaker was appointed Vice President of Operations. Effective February 1, 2001 assumed the position as Interim Chief Executive Officer and Vice President of Operations. Effective July 6, 2001,
     Mr. Whitaker was terminated.

(3) Mr. Werner was hired on May 21, 1990 as Controller. On July 1, 1992 Mr. Werner was appointed Director of Finance and Administration. Effective February 1, 2001 assumed the position as Interim Chief Financial Officer and Director of Finance and Administration. Effective July 6, 2001 he assumed the position of Acting Chief Executive Officer. Effective December 31, 2001 Mr. Werner was terminated.

(4) Mr. Walsh resigned from his position as Chief Executive Officer and President on December 1, 1998. As part of his severance arrangement, Mr. Walsh received full salary and accompanying benefits through August 3, 1999. Mr. Walsh resigned from his position as a Director on December 31, 2001.

(5) Represents options to purchase Common Stock granted as of December 8, 1998, as adjusted as of September 30, 1999 for certain anti-dilution provisions pursuant to Mr. Simmons' employment agreement. The options have an exercise price of $.56 per share and a term expiring on December 8, 2003. The options vested 20% as of the date of grant with the balance vesting 20% on each anniversary of the date of grant.

(6) Represents option to purchase Common Stock granted as of December 8, 1998. The options have an exercise price of $.56 per share. 25,000 options vest 1/3 per year over a period of three years starting December 8, 1998 and expire on December 8, 2003. 12,500 options vest 1/3 per year over a period of three years starting December 8, 1999 and expire on December 8, 2003.

(7) Represents options to purchase Common Stock granted as of September 23, 1999. The options have an exercise price of $.625 per share. The options vest 25% per year over a period of 4 years, and expire on September 23, 2004.

                             OPTION/SAR GRANTS TABLE


                                       Option/SAR Grants in the Last Fiscal Year
=======================================================================================================================
                                Individual Grants
----------------------------------- ---------- ------------------- ------------------- --------------- ----------------
                                                                   % of Total
                                                                   Options/SARs
                                                                   Granted to          Exercise or
                                    Fiscal     Options/SARs        Employees in        Base Price      Expiration
Name                                Year       Granted (#)         Fiscal Year         ($/Sh)          Date
----------------------------------- ---------- ------------------- ------------------- --------------- ----------------
Gerald T. Simmons                     2000           4,636(1)(2)          34.0%              $.56         12/08/2003
Former Chief Executive Officer
and President

Christopher J. Whitaker               2000             -0-(2)              0.0%              -0-               -
Interim Chief Executive Officer
and Vice President of Operations

Francis J. Werner                     2000             -0-(2)              0.0%              -0-               -
Interim Chief Financial Officer
and Director of Finance and
Administration

John C. Walsh                         2000             -0-(2)              0.0%              -0-               -
Director, Former Chairman,
Chief Executive Officer and
President
=======================================================================================================================

(1) Represents options to purchase Common Stock granted as of December 8, 1998, as adjusted as of September 30, 2000 for certain anti-dilution provisions pursuant to Mr. Simmons' employment agreement. The options have an exercise price of $.56 per share and a term expiring on December 8, 2003. The options vested 20% as of the date of grant with the balance vesting 20% on each anniversary of the date of grant.

(2)  No options were granted during fiscal year 2000 or 2001.

                                   OPTION/SAR EXERCISES AND YEAR-END VALUE TABLE


========================================================================================================================
              Aggregated Options/SAR Exercises in Last Fiscal Year
                           and FY-End Option/SAR Value
---------------------------------------------------------------------------- ------------------------ ------------------
                                                                                                      Value of
                                                                             Number of Unexercised    Unexercised
                                                                             Options/SARs at          In-the-Money
                                                                             FY-End (#)               Options/SARs at
                                                                                                      FY-End ($)(1)
----------------------------------- --------- ----------------- ------------ ------------------------ ------------------
                                  Shares Value
Name                                Fiscal    Acquired on       Realized     Exercisable/             Exercisable/
                                    Year      Exercise (#)      ($)          Unexercisable            Unexercisable
----------------------------------- --------- ----------------- ------------ ------------------------ ------------------
Gerald T. Simmons                   2000            -0-             -0-      (E)138,787/(U)210,593    (E)$0/(U)$0
Former Chief Executive Officer
and President

Christopher J. Whitaker             2000            -0-             -0-      (E)20,832/(U)16,668      (E)$0/(U)$0
Interim Chief Executive Officer
and Vice President of Operations

Francis J. Werner                   2000            -0-             -0-      (E)37,500/(U)-0-         (E)$0/(U)$0
Interim Chief Financial Officer
and Director of Finance and
Administration

John C. Walsh                       2000            -0-             -0-      (E)6,000/(U)18,000       (E)$0/(U)$0
Director, Former Chairman, Chief
Executive Officer and President
========================================================================================================================

(1) Based upon the closing price of the Company's Common Stock of $.02 per share as reported on the NASDAQ OTC Bulletin Board as of September 30, 2001.

                 Employment Arrangements and Change of Control

         As of December 1, 1998, the Company entered into an Employment Agreement with Mr. Gerald T. Simmons to serve as Chief Executive Officer and President of the Company. Mr. Simmons is provided with an annual salary of $130,000. The Agreement provides for a term of one year with successive year-to-year renewals unless either party shall elect not to renew upon thirty days prior written notice. The Agreement contains a non-competition and non-solicitation provision that survives his actual employment for a term of two years. Mr. Simmons was also granted options to purchase 173,121 shares of Common Stock (5% of the outstanding Common Stock of the Company including outstanding options, warrants and convertible securities) at an exercise price of $.56 per share. As of February 12, 2001, Mr. Simmons had options to purchase 349,380 shares of Common Stock of which approximately 40% have vested. Subsequent to his resignation from the Company, Mr. Simmons had until February 28, 2001 to exercise 138,787 options that have vested.

                                  Stock Options

As of December 8, 1998, the Company adopted the Fountain Pharmaceuticals, Inc. 1998 Stock Option Plan (the 1998 Plan). Nonqualified and incentive stock options may be granted under the 1998 Plan. The term of options granted under the 1998 Plan are fixed by the plan administrator provided, however, that the maximum option term may not exceed ten (10) years from the grant date and the exercise price per share may not be less than the fair market value per share of the Common Stock on the grant date. Under the 1998 Plan, all full-time employees of the Company or its subsidiaries, including those who are officers and directors, non-employee directors and consultants are eligible to receive options pursuant to the 1998 Plan, if selected. Directors and consultants are also eligible. The 1998 Plan provides for the authority to issue options covering up to 750,000 shares of the Company's Common Stock; provided, however, that option to purchase no more than 500,000 shares shall be granted to any one participant.

The 1998 Option Plan is administered by a committee of the Board of Directors or the full Board of Directors. The Board of Directors may modify, amend, or terminate the 1998 Plan at any time except that, to the extent then required by applicable law, rule, or regulation, approval of the holders of a majority of the Common Stock represented in person or by proxy at a meeting of the shareholders will be required to increase the maximum number of shares of Common Stock available for grant under the 1998 Plan (other than increases due to adjustments in accordance with the 1998 Plan). No modification, amendment, or termination of the 1998 Plan shall adversely affect the rights of a participant under a grant previously made to him without the consent of such participant.

As of December 29, 2001, the Company had options to purchase 230,500 shares of Common Stock outstanding under the 1998 Plan to directors and employees at exercise prices of $.56 to .625 per share.


Dated:    January 17, 2002                    By order of the Board of Directors


                                               /s/  Brendon K. Rennert
                                               ---------------------------------
                                               Brendon K. Rennert,  President